Exhibit 99.2

English translation for reference purposes only.

Poder / Form of Power of Attorney

Carta Poder / Proxy Letter

___________________ (la “Poderdante”), por medio de la presente carta otorgo un poder especial pero tan amplio como sea requerido, en favor de ____________________ (el “Apoderado”) para que, asista a la Asamblea General Ordinaria de Accionistas de Betterware de Mexico, S.A.P.I. de C.V. (la “Sociedad”), que se celebrará el 8 de marzo de 2023 (la “Asamblea”), en la cual los accionistas de la Sociedad resolverán los siguientes puntos del Orden del Día; y voten en el sentido que se señala a continuación, en dicha Asamblea, _______________________ acciones que de dicha Sociedad la Poderdante es titular:

Orden del Día de la Asamblea Ordinaria de Accionistas

		A favor	En contra	Abstención
I.	Presentación, discusión, modificación, y en su caso, aprobación del informe anual del Consejo de Administración, a que se refiere el inciso e) de la fracción IV del artículo 28 de la Ley del Mercado de Valores de México y el artículo 172 inciso b) de la Ley General de Sociedades Mercantiles, por el ejercicio fiscal finalizado el 31 de diciembre de 2022.

II.	Presentación, discusión, modificación, y en su caso, aprobación del informe anual por parte del Comité de Auditoría y Prácticas Societarias por el ejercicio fiscal finalizado el 31 de diciembre de 2022.

III.	Informe sobre el cumplimiento de las obligaciones fiscales a cargo de la Sociedad durante el ejercicio fiscal finalizado el 31 de diciembre de 2022.

IV.	Presentación, discusión, modificación, y en su caso, aprobación de los estados financieros consolidados de la Sociedad con motivo del ejercicio fiscal finalizado el 31 de diciembre de 2022.

V.	Discusión, y en su caso, aprobación del pago de dividendos.

VI.	Designación, y en su caso, ratificación de los nombramientos de los miembros del Consejo de Administración.

VII.	Designación, y en su caso, ratificación de los nombramientos del Presidente y los miembros del Comité de Auditoría y Prácticas Societarias de la Sociedad.

VIII.	Discusión, y en su caso, determinación de los emolumentos correspondientes a los miembros del Consejo de Administración y miembros del Comité de Auditoría y Prácticas Societarias de la Sociedad.

IX.	Designación de delegados especiales para dar efecto y formalizar las resoluciones adoptadas en la Asamblea.

  ___________________ (the “Principal”), hereby grants a special power of attorney as broad as it may be required, in favor of ______________________ (the “Attorney-in-Fact”) so that, attends the General Ordinary Shareholders Meeting of Betterware de Mexico S.A.P.I. de C.V. (the “Company”), to be held on March 8, 2023 (the “Meeting”), through which the shareholders of the Company will resolve the matters contained in the following Agenda; and vote in the manner set for below, in such Meeting, _____________________________ shares owned by the Principal:

Agenda for the General Ordinary Shareholders Meeting

		In favor	Against	Abstention
I.	Presentation, discussion, amendment, and if applicable, approval of the annual management report referred to article 28, section IV, subsection e) of the Mexican Securities Market Law and article 172 subsection b) of the General Law of Commercial Companies, for the fiscal year ended December 31, 2022.

II.	Presentation, discussion, amendment, and if applicable, approval of the annual report by the Audit and Corporate Practices Committee, for the fiscal year ended December 31, 2022.

III.	Compliance report regarding the Company’s tax obligations for the fiscal year ended December 31, 2022.

IV.	Presentation, discussion, amendment, and if applicable, approval of the Company's audited and consolidated financial statements for the fiscal year ended December 31, 2022, including the Company's external auditor report.

V.	Discussion, and if applicable, approval of dividends payment

VI.	Appointment, and if applicable, ratification of the appointments of certain members of the Company’s Board of Directors.

VII.	Appointment, and if applicable, ratification of the appointments of the Company’s chairman and Audit and Corporate Practices Committee members.

VIII.	Discussion, and if applicable, determination of the Company’s Board of Directors and Audit and Corporate Practices Committee members remuneration.

IX.	Appointment of special delegates to formalize the resolutions adopted at the Meeting.

English translation for reference purposes only.

El Poderdante ratifica desde ahora los actos que realice el Apoderado en el ejercicio legal de este mandato.	The Principal hereby ratifies the acts the Attorney-in-fact may conduct in the legal exercise of this mandate.

_____________ de 2023 / _________________, 2023

Por/By:_______________________

Cargo/Title: ___________________________

Testigos/Witnesses

Name:	Name: